April 30, 2014

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:    Principal Life Insurance Company Variable Life Separate Account (“Registrant”)
Principal Executive Variable Universal Life II
Post-Effective Amendment No. 8 to Registration Statement on Form N-6 (“Amendment”)
Request for Withdrawal of Post-Effective Amendment
File Nos. 333-149215 and 811-05118

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, and on behalf of Registrant, I hereby request withdrawal of the above referenced Amendment which was filed on April 25, 2014, (Accession No. 0000812797-14-000024). I am requesting withdrawal of the Amendment due to an error in incorporating information from a prior supplement to the prospectus.

This Amendment is not yet effective and Registrant confirms that no securities were sold in connection with this Amendment.

Registrant will resubmit the corrected Amendment (as Amendment No. 9) as soon as practicable before May 1, 2014.

Please direct any questions or comments to me at 515-235-1209.

By: /s/Britney Schnathorst

Britney Schnathorst
Counsel